As filed pursuant to Rule 424(b)(3)

Registration No. 333-109690

PROSPECTUS

FUELCELL ENERGY, INC.

225,286 Shares of Common Stock

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This prospectus may be used only in connection with the resale, from time to time, of up to 225,286 shares of our common stock, par value $0.0001 per share, by the selling stockholders identified in this prospectus.  The shares of our common stock that may be sold by the selling stockholders hereunder may be issued, from time to time, upon the conversion of 1,000,000 Series 2 Preferred Shares issued by Global Thermoelectric Inc., a consolidated subsidiary of FuelCell.  Our obligation to issue shares of our common stock upon the conversion of the Series 2 Preferred Shares arose in connection with the combination of Global with us on November 3, 2003 as described in the section of this prospectus entitled "The Combination."  The number of shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares depends upon when the Series 2 Preferred Shares are converted and, in the case of conversions occurring after July 31, 2020, the Canadian to U.S. dollar exchange rate and the market price of our common stock at the time of conversion.  For purposes of determining the number of shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares for purposes of this prospectus, it has been assumed that the Series 2 Preferred Shares will be converted prior to July 31, 2005.  For more information regarding the conversion of the Series 2 Preferred Shares, please see "Plan of Distribution."  Certain information about the time and manner in which the selling stockholders may sell shares of our common stock under this prospectus is provided under the sections entitled "Selling Stockholders" and "Plan of Distribution" in this prospectus.  Because the shares of our common stock offered by this prospectus will be sold by the selling stockholders, we will not receive any cash proceeds from this offering.  We are paying all expenses of registration incurred in connection with this offering.

Our common stock is traded on the Nasdaq National Market under the symbol "FCEL."  On December 5, 2003, the last reported sales price of our common stock was $13.04 per share.

Investing in our common stock involves risks.  Beginning on page 6, we have listed several "Risk Factors" which you should consider.  You should read the entire prospectus carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is December 8, 2003

CERTAIN TERMINOLOGY USED IN THIS PROSPECTUS;
CURRENCIES; SHARE AMOUNTS; TRADEMARKS

As used in this prospectus, all degrees refer to degrees Fahrenheit (oF) and kilowatt and megawatt numbers designate nominal or rated capacity of the referenced power plant.  As used in this prospectus, "efficiency" or "electrical efficiency" means the ratio of the electrical energy generated in the conversion of a fuel to the total energy contained in the fuel; "overall energy efficiency" refers to efficiency based on the electrical output plus useful heat output of the power plant;  "kilowatt" (kW) means 1,000 watts; "megawatt" (MW) means 1,000,000 watts; "megawatt hour" (MWh) is equal to 1 MW of power supplied to or taken from an electric circuit steadily for one hour; and "kilowatt hour" (kWh) is equal to 1 kW of power supplied to or taken from an electric circuit steadily for one hour.

Unless otherwise indicated, dollar amounts in this prospectus are expressed in U.S. dollars.  Unless otherwise indicated in this prospectus or the context otherwise requires, share amounts set forth herein assume no exercise of outstanding options to purchase FuelCell common stock (including options of Global Thermoelectric Inc., a consolidated subsidiary of FuelCell, assumed by FuelCell in the combination transaction described below) and no conversion of the Series 2 Preferred Shares issued by Global.  Direct FuelCell™ is a trademark of FuelCell.  Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

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You should rely only on the information contained, or incorporated by reference, in this prospectus or the registration statement.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  The selling stockholders are offering to sell, and seeking offers to buy, the shares of our common stock only in jurisdictions where such offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of our common stock.

PROSPECTUS SUMMARY

Because this is a summary, it may not contain all of the information that may be important to you.  You should read the entire prospectus carefully, including the risks of investing discussed under "Risk Factors," beginning on page 6, and the financial statements included in our other filings with the Securities and Exchange Commission, before making an investment decision.

Overview

We are a world leader in the development and manufacture of carbonate fuel cell power plants for distributed power generation.  We have designed and are developing standard fuel cell power plants that offer significant advantages compared to existing power generation technology.  On November 3, 2003, we acquired Global Thermoelectric Inc. in a share-for-share exchange.  Global is now a consolidated subsidiary of FuelCell.  Global focuses on the development, manufacture and distribution of two stationary power technologies.  Specifically, Global is in the process of commercializing natural gas and propane compatible solid oxide fuel cell products intended for residential, small commercial and light industrial markets, and also manufactures and distributes thermoelectric stationary power generators for use in remote industrial power markets.

Unless the context otherwise requires, references in this prospectus to "FuelCell Energy, Inc.," "FuelCell," the "Company," "we," "us," "our" or the "combined company" refer to FuelCell Energy, Inc., a Delaware corporation, and its subsidiaries, and references in this prospectus to "Global Thermoelectric Inc." and "Global" refer to Global Thermoelectric Inc., a consolidated subsidiary of FuelCell Energy, Inc.

Our principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813, Tel: (203) 825-6000.  We maintain a website at www.fce.com.  The contents of our website are not part of this prospectus.

The Combination

On August 4, 2003, we entered into a combination agreement with Global to combine Global with us in a share-for-share exchange pursuant to a Plan of Arrangement.  On October 31, 2003, our stockholders approved the combination.  On October 31, 2003, the shareholders of Global approved the combination.  On October 31, 2003, the Court of Queen's Bench of Alberta issued an order approving the combination.  On November 3, 2003, the combination transaction closed.

Upon closing of the combination:

  all Global common shareholders ceased to be shareholders of Global;

  each Global common shareholder who is a resident of Canada (other than dissenting shareholders) received, at the shareholder's election, either .279 exchangeable shares or .279 shares of our common stock for each Global common share held by that shareholder at the effective time of the combination;

  each Global common shareholder who is not a resident of Canada (other than dissenting shareholders) received .279 shares of our common stock for each Global common share held by that shareholder at the effective time of the combination;

  each outstanding option to purchase Global common shares was assumed by FuelCell and now represents an option to purchase our common stock in accordance with the option's terms based on the exchange ratio used in the combination (.279 shares of FuelCell common stock for each share of Global common stock);

  each share of Global Series 2 Preferred Stock remained outstanding as a preferred share of Global, as a consolidated subsidiary of FuelCell, and we assumed the obligation to issue our common stock upon conversion thereof; and

  Global became a consolidated subsidiary of FuelCell.

The exchangeable shares issued in the combination are structured to be the economic equivalent of FuelCell common stock, and were issued by FCE Canada Inc., an indirect wholly-owned Canadian subsidiary of FuelCell that we call ExchangeCo.  We indirectly own all of the outstanding voting shares of ExchangeCo.  The holders of exchangeable shares have the following principal rights:

  the right to exchange the exchangeable shares for shares of our common stock on a one-for-one basis at any time;

  the right to receive dividends, if any, on a per share equivalent basis, in amounts (or property in the case of non-cash dividends) which are the same, and which are payable at the same time, as dividends declared on our common stock;

  the right to vote, indirectly through a trust arrangement, on a per share equivalent basis, at all stockholder meetings at which holders of shares of our common stock are entitled to vote; and

  the right to participate, on a pro rata basis with the holders of our common stock, in the distribution of assets of FuelCell through the mandatory exchange of exchangeable shares for shares of our common stock.

The exchangeable shares, in effect, have no separate economic or voting rights in respect of ExchangeCo (other than limited class voting rights under the Business Corporations Act (Alberta) and the right to vote on any change in the fundamental terms of the exchangeable shares themselves, in which cases, the exchangeable shares may be subject to automatic redemption).  The exchangeable shares were issued in the combination to generally enable Canadian Global common shareholders to defer recognition of gain or loss on their Global common shares for Canadian federal income tax purposes for as long as they hold exchangeable shares.

For a more detailed description of the exchangeable shares, please see "--Description of the Combination --Mechanics for Implementing the Combination and Description of Exchangeable Shares-- Description of Exchangeable Shares" in the Joint Management Information Circular and Proxy Statement filed by us with the Securities and Exchange Commission on Schedule 14A on October 6, 2003, which more detailed description is incorporated by reference herein.

FuelCell's Business

We are a world leader in the development and manufacture of carbonate fuel cell power plants for distributed power generation. We have designed and are developing standard fuel cell power plants that offer significant advantages compared to existing power generation technology. These advantages include higher fuel efficiency than existing distributed generation equipment, significantly lower emissions, quieter operation, lower vibration, flexible siting and permitting requirements, scalability and potentially lower operating, maintenance and generation costs. We are currently conducting, and have successfully concluded, field trials of fuel cell power plants ranging from 250 kW to 2 MW.  In fiscal year 2002, we had $41 million in sales revenue from sales of our Direct FuelCell products and revenue from research and development contracts.

Our carbonate fuel cell, known as the Direct FuelCell or DFC, is so named because of its ability to generate electricity directly from a hydrocarbon fuel, such as natural gas, by reforming the fuel inside the fuel cell to produce hydrogen. We believe that this "one-step" process results in a simpler, more efficient and cost-effective energy conversion system compared with external reforming fuel cells. External reforming fuel cells, such as proton exchange membrane and phosphoric acid, generally use complex, external fuel processing equipment to convert the fuel into hydrogen. This external equipment increases capital cost and reduces electrical efficiency.

Our Direct FuelCell has been demonstrated using a variety of hydrocarbon fuels, including natural gas, methanol, diesel, biogas, coal gas, coal mine methane and propane. We expect that commercial DFC power plant products will achieve an electrical efficiency of between 45% and 57%. Depending on location, application and load size, we expect that a co-generation configuration will reach an overall energy efficiency of between 70% and 80%.

Global focuses on the development, manufacture and distribution of two stationary power technologies.  Specifically, Global is in the process of commercializing natural gas and propane compatible solid oxide fuel cell ("SOFC") products intended for residential, small commercial and light industrial markets, and also manufactures and distributes thermoelectric stationary power generators for use in remote industrial power markets.

Global launched its solid oxide fuel cell development program in 1998.  Since that time, Global has developed and tested a proprietary fuel cell membrane, the key enabling technological component for Global's solid oxide fuel cell products.  Global has developed a pilot volume production plant and methodology incorporating conventional manufacturing processes for the manufacture of these membranes.  Cell membrane technology, combined with advanced stack technology, is now being tested by Global in system applications.  Global's focus is on the development of stationary natural gas-fueled prototype systems.

In fiscal year 2002, Global had Cdn.$21.8 million in sales revenue from the supply of generators and related services.  Thermoelectric generator systems have been manufactured and distributed by Global since 1975 and are widely used in remote applications by the oil and gas and other industries.  To date, these generator systems have operated in 47 countries worldwide, supplying power for applications ranging from five to 5,000 watts.

In connection with the combination, our board of directors was increased from 11 to 12 members, and now includes one designee of the holder of the Global Series 2 Preferred Stock.  With the addition of Global as a subsidiary, we plan to maintain a concentrated focus on the continued commercialization of our Direct FuelCell products, while seeking to develop Global's SOFC technology to a point where it can be commercialized and provide increased breadth to our range of distributed generation products.  We are continuing to evaluate Global's generator business to determine its strategic fit within the combined company and have not made a determination whether to retain or sell that business.

The Selling Stockholders

The selling stockholders under this prospectus are persons who were affiliates (other than officers and directors) of Global prior to completion of the combination.

The Offering

The following is a brief summary of the offering.  You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements included in our other filings with the Securities and Exchange Commission.

Securities Offered	Up to 225,286 shares of FuelCell common stock, par value $0.0001 per share.

Use of Proceeds	We will not receive any of the proceeds of the resale of the shares of our common stock by the selling stockholders.

Trading	Our common stock is traded on the Nasdaq National Market under the symbol "FCEL."

Dividend Policy

We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future.  Global, however, is required to pay cash dividends on the Global Series 2 Preferred Shares.

Risk Factors

See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the shares of our common stock being offered by the selling stockholders pursuant to this prospectus.

RISK FACTORS

You should carefully consider the following risk factors before making an investment decision.  If any of the following risks actually occur, our business, financial condition, or results of operations could be materially and adversely affected.  In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.  You should also refer to the other information set forth and incorporated by reference in this prospectus, including our consolidated financial statements and the related notes.

We have recently incurred losses and anticipate continued losses and negative cash flow.

We are currently transitioning from a research and development company that has been primarily dependent on government contracts to a company focusing on commercial products. As such, we have not achieved profitability since our fiscal year ended October 31, 1997 and expect to continue to incur net losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We incurred net losses of $48,840,000 for the fiscal year ended October 31, 2002. Even if we achieve our objective of bringing our first commercial product to market in calendar 2003, we anticipate that we will continue to incur losses and generate negative cash flow until we can cost-effectively produce and sell our Direct FuelCell and SOFC products, which we do not expect to occur for several years.  We may never become profitable.  Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with us achieving and sustaining profitability.

Our cost reduction strategy may not succeed or may be significantly delayed.

Our cost reduction strategy is based on the assumption that a significant increase in production will result in the realization of economies of scale. In addition, certain aspects of our cost reduction strategy rely on advancements in our manufacturing process, engineering design and technology (including projected power output) that, to a large degree, are currently not ascertainable. A failure by us to achieve a lower cost structure through economies of scale, improvements in the manufacturing process and engineering design and technology maturation would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

We expect the production costs of our initial commercial products to be higher than their sales prices. We recognize that successfully implementing our strategy and obtaining a significant share of the distributed generation market will require that we offer our Direct FuelCell and SOFC products at competitive prices, which can only be accomplished when production costs are cut substantially from current levels. If we are unable to produce Direct FuelCell or SOFC products at competitive prices relative to alternative technologies and products, our target market customers will be unlikely to buy our fuel cell products.

Our products will compete with products using other energy sources, and if the prices of the alternative sources are lower than energy sources used by our products, sales of our products will be adversely affected.

Our Direct FuelCell has been demonstrated using a variety of hydrocarbon fuels, including natural gas, methanol, diesel, biogas, coal gas, coal mine methane and propane.  Our SOFC fuel cells have been demonstrated using natural gas.  If these fuels are not readily available or if their prices are such that electricity produced by our products costs more than electricity provided through other generation sources, our products would be less economically attractive to potential energy users. In addition, we have no control over the prices of several types of competitive energy sources such as oil, gas or coal. Significant decreases in the price of these inputs could also have a material adverse effect on our business because other generation sources could be more economically attractive to consumers than our Direct FuelCell products.

Commercialization of our products is dependent on conducting successful field trials.

One key aspect of our strategy is to leverage the success of our demonstration, field trial and field follow projects into long-term distributor-type relationships that will result in these distributors marketing our Direct FuelCell and SOFC products directly to energy customers. For example, MTU is currently field-testing seven 250 kW power plants in Germany that incorporate the Direct FuelCell as their fuel cell components and we are operating seven units in the United States and one unit in Japan. We believe that our fuel cell commercialization program is dependent upon conducting additional commercial field trials and demonstration projects of our power plants and completing substantial additional research and development. We have planned several field trials and demonstration projects for our sub-megawatt and megawatt class stationary fuel cell power plants. We have not yet, however, conducted any field trials of our proposed commercial design megawatt class products.

Demonstration, field trial and field follow projects may encounter problems and delays for a number of reasons, including the failure of technology, the failure of the technology of others (including balance of plant), the failure to combine these technologies properly (including control system coordination) and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. A failure by us to conduct field trials and demonstration projects of our megawatt class products or a failure to site the scheduled sub-megawatt power plants and complete these commercial field trials and research and development as currently planned could delay the timetable by which we believe we can begin to commercially sell our Direct FuelCell and SOFC products. The failure of planned commercial field trials to perform as well as we anticipate could also have a material adverse effect on our commercialization plans, including the ability to enter into long-term distributor-type relationships for our Direct FuelCell and SOFC products. Any delay, performance failure or perceived problem with our field trials could hurt our reputation in the distributed generation market and, therefore, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We currently face and will continue to face significant competition.

Our Direct FuelCell currently faces, and will continue to face, significant competition, as will any SOFC products introduced in the future. Technological advances in alternative energy products or improvements in the electric grid or other fuel cell technologies may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete prior to commercialization or afterwards. Other companies, some of which have substantially greater resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, our products and technologies.

As our Direct FuelCell and SOFC products have the potential to replace existing power sources, competition with our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. The distributed generation market - our target market - is currently serviced by several manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators.

We believe that we are the only domestic company engaged in significant manufacturing and commercialization of carbonate fuel cells in the sub-megawatt and megawatt classes. In Asia, at least three manufacturers have demonstrated varying levels of interest in developing and marketing carbonate fuel cells. One of these manufacturers has demonstrated extended operation of a 200 kW carbonate fuel cell. Two of these manufacturers have jointly demonstrated extended operation of a 100 kW carbonate fuel cell and recently tested a 1 MW plant. In Italy, a company engaged in carbonate fuel cell development is a potential competitor. Our licensee in Germany, MTU, and its partners have conducted the most significant activity in Europe.

Other types of fuel cell and alternative energy technologies are being actively pursued by a number of companies. Customers have not yet identified the technologies of choice for alternative energy sources. Emerging fuel cell technologies that may compete with our fuel cell products in the target distributed generation market include proton exchange membrane fuel cells and phosphoric acid fuel cells. Competitors using or developing these and other fuel cell technologies include Ballard Power Systems, Inc., UTC Fuel Cells, Plug Power, Inc. in the case of proton exchange membrane fuel cells; UTC Fuel Cells in the case of phosphoric acid fuel cells; and SiemensWestinghouse Electric Company, Sulzer Hexis, McDermott, GE/Honeywell and Delphi in the case of solid oxide fuel cells. Each of these competitors has the potential to capture market share in our target market, which could have a material adverse effect on our position in the industry.

We may not meet our product development and commercialization milestones.

We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable Direct FuelCell products. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To gauge our progress, we operate, test and evaluate our Direct FuelCell products under actual conditions and will do the same with our SOFC products. If our systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial Direct FuelCell products and future SOFC products may decline to purchase them or choose to purchase alternative technologies. We cannot be sure that we will successfully achieve our milestones in the future or that any failure to achieve these milestones will not result in potential competitors gaining advantages in our target market. Failure to meet publicly announced milestones might have a material adverse effect on our operations and our stock price.

We have limited experience manufacturing our Direct FuelCell products on a commercial basis and Global has no such experience with SOFC products.

To date, we have focused primarily on research and development and conducting demonstrations and field trials. We have limited experience manufacturing our Direct FuelCell products on a commercial basis and Global has no such experience with SOFC products. We have recently installed additional equipment that will allow us to produce 50 MW per year. We expect that we will then increase our manufacturing capacity based on market demand. We can expand our manufacturing capacity to 150 MW at our current facility. We cannot be sure that we will be able to achieve our planned increases in production capacity. Also, as we scale up our production capacity, we cannot be sure that unplanned failures or other technical problems relating to the manufacturing process will not occur.

If our business grows more quickly than we anticipate, our existing and planned manufacturing facilities may become inadequate and we may need to seek out new or additional space, at considerable cost to us. If our business does not grow as quickly as we expect, our existing and planned manufacturing facilities would in part represent excess capacity for which we may not recover the cost; in that circumstance, our revenues may be inadequate to support our committed costs and our planned growth, and our gross margins and business strategy would suffer.

Even if we are successful in achieving our planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Given our dependence on government research and development contracts and the necessity of providing government entities with substantial amounts of information, our sales process has historically been long and time-consuming. We will need to continue to shorten the time from initial contact to final product delivery if we hope to expand production, reach a wider customer base and forecast revenues with any degree of certainty. Additionally, we cannot be sure that we will be able to develop efficient, low-cost manufacturing capabilities and processes (including automation) that will enable us to meet our cost goals and profitability projections. Our failure to shorten the sales cycle for our Direct FuelCell products or to develop these advanced manufacturing capabilities and processes, or meet our cost goals, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our commercialization plans are dependent on market acceptance of our Direct FuelCell and SOFC products.

Our commercialization plans, which include bringing our sub-megawatt and megawatt class Direct FuelCell products to market in calendar year 2003, are dependent upon market acceptance of, as well as enhancements to, those products. Fuel cell systems represent an emerging market, and we cannot be sure that potential customers will accept fuel cells as a replacement for traditional power sources. As is typical in a rapidly-evolving industry, demand and market acceptance for recently-introduced products and services are subject to a high level of uncertainty and risk. Since the distributed generation market is new and evolving, it is difficult to predict with certainty the size of the market and its growth rate. The development of a market for our Direct FuelCell and SOFC products may be affected by many factors that are out of our control, including:

  the cost competitiveness of our fuel cell products;

  the future costs of natural gas and other fuels used by our fuel cell products;

  consumer reluctance to try a new product;

  consumer perceptions of the safety of our fuel cell products;

  the pace of utility deregulation nationwide, which could affect the market for distributed generation;

  local permitting and environmental requirements; and

  the emergence of newer, more competitive technologies and products.

If a sufficient market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of Direct FuelCell and SOFC products and may never achieve profitability.

As we continue to commercialize our Direct FuelCell products and work towards the future commercialization of our SOFC products, we will continue to develop warranties, production guarantees and other terms and conditions relating to our products that will be acceptable to the marketplace, continue to develop a service organization that will aid in servicing our products and obtain self-regulatory certifications, if available, with respect to our products. Failure to achieve any of these objectives may also slow the development of a sufficient market for our products and, therefore, have a material adverse effect on our results of operations.

We must lower the cost of our solid oxide fuel cell systems and demonstrate their reliability.

Global's solid oxide fuel cell systems are currently in the development stage. While proof of concept prototypes have been developed and tested in controlled conditions, these systems have not yet undergone extensive testing, nor have the designs been refined to the level of a commercial product. The prototypes incorporate specialty components that are produced in one-off or small batch quantities. The current prototypes cost significantly more and perform at a lower level than established competing technologies. Although we intend to remain committed to commercializing SOFC technology, if we are unable to develop and manufacture fuel cell systems that are competitive with competing technologies in terms of price, reliability and longevity, consumers will be unlikely to buy products containing solid oxide fuel cells and fuel cell systems. The price of fuel cell systems is dependent largely on material and manufacturing costs and the cost of "balance of plant" components. We cannot guarantee that we will be able to lower these costs to the level where we will be able to produce a competitive product or that any product produced using lower cost materials and manufacturing processes will not suffer from a reduction in performance, reliability and longevity.

Our government research and development contracts are important to the implementation of our commercialization plans.

Our fuel cell revenues have been principally derived from a long-term cooperative agreement and other contracts with the U.S. Department of Energy, the U.S. Department of Defense, the U.S. Navy and the U.S. Environmental Protection Agency. These agreements are important to the continued development and commercialization of our technology and our products.

Generally, our U.S. government research and development contracts, including the Department of Energy cooperative agreement, are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual congressional appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under these contracts ultimately made available to us annually by Congress as a result of the appropriations process. Accordingly, we cannot be sure whether we will receive the full amount allocated by the Department of Energy under the Department of Energy cooperative agreement or the full amounts allocated under our other government research and development contracts. Failure to receive the full amounts allocated under any of our government research and development contracts could materially adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

The United States government has certain rights relating to our intellectual property.

Many of our United States patents relating to our carbonate fuel cell technology are the result of government-funded research and development programs, including the Department of Energy cooperative agreement. Four of our patents that were the result of Department of Energy-funded research prior to January 1988 (the date that we qualified as a "small business") are owned by the United States government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize the invention. Our patents that were the result of Department of Energy-funded research after January 1988 automatically belong to us because of our "small business" status. Under current regulations, patents resulting from research funded by government agencies other than the Department of Energy are owned by us, whether or not we are a "small business."

Fourteen United States patents that we own have resulted from government-funded research and are subject to the risk of exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. These "march-in" rights permit the United States government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. In addition, our Department of Energy-funded research and development agreements also require us to agree that we will not provide to a foreign entity any fuel cell technology subject to that agreement unless the fuel cell technology will be substantially manufactured in the U.S.

We may no longer qualify as a "small business," which could adversely affect our rights to patents under DOE-funded contracts.

We may no longer qualify as a "small business" under applicable government regulations because we have more than 500 employees after the combination.  This may affect our ability to own outright those patents we may develop under contracts, grants or cooperative agreements funded by the Department of Energy (DOE) in the future. The failure to qualify as a "small business" would not, however, affect our existing contracts, grants or cooperative agreements with the DOE, or our ownership of patents we developed with the DOE under contracts entered into while we qualified as a "small business."  If we are unable to certify in future proposals to DOE that we qualify as a "small business," we would not own patents we develop under contracts, grants or cooperative agreements funded by the Department of Energy based on such certification, unless we obtain a patent waiver from the Department of Energy. If we do not qualify as a small business, we may attempt to obtain a waiver from the Department of Energy.  We believe we would be able to obtain patent waivers from the Department of Energy for future contracts, however, we can make no assurances or guarantees that we will be able to obtain such waivers. Without a waiver, we would retain only a nonexclusive license to those patents.   We will continue to retain ownership of patents developed with governmental agencies other than the Department of Energy because non-Department of Energy contracts are not affected by a change in our "small business" status.  Failure to continue to qualify as a "small business" will also eliminate our eligibility to participate in future U.S. Small Business Innovation Research program contracts.

We may be restricted in pursuing certain activity outside Canada or with certain partners in parts of Canada.

We are subject to the contractual terms of Global's existing agreements that restrict its ability to pursue certain commercial activities. Global has entered into agreements with the National Research Council of Canada which require that, until at least March 2004, Global obtain prior written consent in order to conduct manufacturing using any results from the development of projects under these agreements outside of Canada or sell, assign, transfer or otherwise dispose of any rights to intellectual property arising out of such project to any person or organization outside of Canada, or to any government other than the Canadian government. Additionally, Global has entered into a development agreement with Natural Resources Canada/CANMET whereby Global may not license the intellectual property developed in performance of the project to any government other than the Canadian government, or to any person, corporation, partnership or business for the purpose of manufacturing outside Canada the products or processes resulting from the project without the prior consent of the applicable Canadian government agency. Global has also appointed an exclusive distributor for certain products in areas within Canada, thereby limiting our future ability to use any other distributors for those products in those areas.

Our future success and growth is dependent on our distribution strategy.

We do not plan to establish a direct distribution infrastructure for our Direct FuelCell or SOFC products. A key aspect of our strategy is to use multiple third-party distribution channels to ultimately service our diverse customer base. Depending on the needs of the customer, our Direct FuelCell and SOFC products could be distributed through a value-added distributor who could provide a package of our products and various other components such as flywheels and battery storage devices; through an energy services company who could arrange various ancillary services for the customer; or through power generation equipment suppliers.

We cannot assure you that we will enter into distributor relationships that are consistent with, or sufficient to support, our commercialization plans or our growth strategy or that these relationships will be on terms favorable to us. Even if we enter into these types of relationships, we cannot assure you that the distributors with which we form relationships will focus adequate resources on selling our products or will be successful in selling them. Some of these distributor arrangements have or will require that we grant exclusive distribution rights to companies in defined territories. These exclusive arrangements could result in us being unable to enter into other arrangements at a time when the distributor with which we form a relationship is not successful in selling our products or has reduced its commitment to marketing our products. In addition, two of our current distributor arrangements include, and some future distributor arrangements may also include, the issuance of equity and warrants to purchase our equity, which may have an adverse effect on our stock price. To the extent we enter into distributor relationships, the failure of these distributors in assisting us with the marketing and distribution of our products may adversely affect our results of operations and financial condition.

We cannot be sure that MTU will continue to, or original equipment manufacturers ("OEMs") will, manufacture or package products using our Direct FuelCell or SOFC components. In this area, our success will largely depend upon our ability to make our products compatible with the power plant products of OEMs and the ability of these OEMs to sell their products containing our products. In addition, some OEMs may need to redesign or modify their existing power plant products to fully incorporate our products. Accordingly, any integration, design, manufacturing or marketing problems encountered by MTU or other OEMs could adversely affect the market for our Direct FuelCell or SOFC products and, therefore, our business, prospects, results of operations and financial condition.

We depend on third party suppliers for the development and supply of key components for Direct FuelCell and SOFC products.

We purchase several key components of our Direct FuelCell and SOFC products from other companies and rely on third-party suppliers for the balance-of-plant components in our Direct FuelCell and SOFC products. There are a limited number of suppliers for some of the key components of Direct FuelCell and SOFC products. A supplier's failure to develop and supply components in a timely manner or to supply components that meet our quality, quantity or cost requirements or technical specifications or our inability to obtain alternative sources of these components on a timely basis or on terms acceptable to us could harm our ability to manufacture our Direct FuelCell and SOFC products. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

We do not know when or whether we will secure long-term supply relationships with any of our suppliers or whether such relationships will be on terms that will allow us to achieve our objectives. Our business, prospects, results of operations and financial condition could be harmed if we fail to secure long-term relationships with entities that will supply the required components for our Direct FuelCell and SOFC products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. We do not currently conduct freedom to operate analyses. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that FuelCell has obtained will expire between 2003 and 2021 and the average remaining life of FuelCell's U.S. patents is approximately 9 years. The patent that Global has obtained will expire in 2019.  Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. If we are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use such patents on acceptable terms, if at all. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:

  any of the U.S., Canadian or other foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or

  any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our subcontractors, vendors, suppliers, consultants, strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties that may also license such intellectual property to others, including our competitors. If our licensors are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use the intellectual property licensed to us on acceptable terms, if at all.

If necessary or desirable, we may seek extensions of existing licenses or further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such extensions or further licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property that we use at present could cause us to incur substantial liabilities, and to suspend the manufacture or shipment of products or our use of processes requiring the use of that intellectual property.

While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not that litigation is resolved in our favor.

There may be limitations on our right to exploit technology jointly developed between Global and strategic partners.

The extent to which we own or otherwise have the right to commercially exploit technology developed in connection with certain of Global's strategic alliances is not clear. Due to ambiguities under some of Global's applicable joint development agreements, it is unclear whether we have the right to exploit technology arising from these alliances (exclusively or otherwise) or whether we can stop competitors from exploiting the technology. In the event that a Global strategic partner challenges our use of certain technology, we could incur substantial litigation costs, be forced to make expensive products, pay substantial damages or royalties or even be forced to cease operations relating to such technology.

Our future success will depend on our ability to attract and retain qualified management and technical personnel.

Our future success is substantially dependent on the continued services and on the performance of our executive officers and other key management, engineering, scientific, manufacturing and operating personnel, particularly Jerry Leitman, our President and Chief Executive Officer, Joseph Mahler, our Chief Financial Officer, and Dr. Hansraj Maru and Christopher Bentley, Executive Vice Presidents. The loss of the services of any executive officer, including Mr. Leitman, Mr. Mahler, Dr. Maru and Mr. Bentley, or other key management, engineering, scientific, manufacturing and operating personnel could materially adversely affect our business. Our ability to achieve our development and commercialization plans will also depend on our ability to attract and retain additional qualified management and technical personnel. Recruiting personnel for the fuel cell industry is competitive. We do not know whether we will be able to attract or retain additional qualified management and technical personnel. Our inability to attract and retain additional qualified management and technical personnel, or the departure of key employees, could materially adversely affect our development and commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

Our management may be unable to manage rapid growth effectively.

We expect to rapidly expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of rapid growth, which will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of a new product. Our ability to manage our rapid growth effectively will require us to continue to improve our operations, to improve our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

We may be affected by environmental and other governmental regulation.

As we begin to commercialize our Direct FuelCell and SOFC products, we will be subject to federal, state, provincial or local regulation with respect to, among other things, emissions and siting. Assuming no co-generation applications are used in conjunction with our larger plants, they will discharge humid flue gas at temperatures of approximately 700-800° F, water at temperatures of approximately 10-20° F above ambient air temperatures and carbon dioxide. These emissions will require permits that we expect (but cannot ensure) will be similar to those applicable to generating units.

In addition, it is possible that industry-specific laws and regulations will be adopted covering matters such as transmission scheduling, distribution and the characteristics and quality of our products, including installation and servicing. This regulation could limit the growth in the use of carbonate and SOFC products, decrease the acceptance of fuel cells as a commercial product and increase our costs and, therefore, the price of our Direct FuelCell and SOFC products. Accordingly, compliance with existing or future laws and regulations as we begin to commercialize and site our products could have a material adverse effect on our business, prospects, results of operations and financial condition.

Department of Energy approval to use Global in the SECA program is uncertain.

Although the Department of Energy has selected FuelCell for the SECA project, the Department of Energy could restructure its grant based on the combination.  If the Department of Energy did restructure its grant, we could lose the opportunity to be awarded some or all of the funding for the SECA project.  In addition, we are not guaranteed to receive any payments from the SECA project.

Utility companies could impose customer fees or interconnection requirements to our customers that could make our products less desirable.

Utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back up purposes. These fees could increase the cost to our customers of using our Direct FuelCell and SOFC products and could make our products less desirable, thereby harming our business, prospects, results of operations and financial condition.

Several states (Texas, New York, California and others) have created and adopted or are in the process of creating their own interconnection regulations covering both technical and financial requirements for interconnection to utility grids. Depending on the complexities of the requirements, installation of our systems may become burdened with additional costs that might have a negative impact on our ability to sell systems. There is also a burden in having to track the requirements of individual states and design equipment to comply with the varying standards. The Institute of Electrical and Electronics Engineers has been working to create an interconnection standard addressing the technical requirements for distributed generation to interconnect to utility grids. Many parties are hopeful that this standard will be adopted nationally when it is completed to help reduce the barriers to deployment of distributed generation such as fuel cells, however enaction of this standard may be delayed or never completed thereby limiting the commercial prospects and profitability of our fuel cell systems.

Changes in government regulations and electric utility industry restructuring may affect demand for our Direct FuelCell and SOFC products.

Our target market, the distributed generation market, is driven by deregulation and restructuring of the electric utility industry in the United States and elsewhere and by the requirements of utilities, independent power producers and end users. Deregulation of the electric utility industry is subject to government policies that will determine the pace and extent of deregulation. Many states have recently delayed the implementation of deregulation as a result of power disturbances in California several summers ago. Changes in government and public policy over time could further delay or otherwise affect deregulation and, therefore, adversely affect our prospects for commercializing our Direct FuelCell and SOFC products and our financial results. We cannot predict how the deregulation and restructuring of the electric utility industry will ultimately affect the market for our Direct FuelCell and SOFC products.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

We may be required to conduct environmental remediation activities, which could be expensive.

We are subject to a number of environmental laws and regulations, including those concerning the handling, treatment, storage and disposal of hazardous materials. These environmental laws generally impose liability on present and former owners and operators, transporters and generators for remediation of contaminated properties.  Except as set forth below, we believe that our businesses are operating in compliance in all material respects with applicable environmental laws, many of which provide for substantial penalties for violations. We cannot assure you that future changes in such laws, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. In addition, we may be required to incur substantial costs to comply with current or future environmental and safety laws and regulations.

In late 2002, a site inspection at Global's manufacturing facility in Bassano, Alberta, Canada detected soil and groundwater contamination. The primary contaminants detected at this facility and adjacent property are components of a common degreasing agent used in the 1980s.  Pursuant to the Environmental Protection and Enhancement Act (Alberta), the party responsible for contamination has a statutory obligation to take all reasonable measures to remediate a release of hazardous substances that may cause an adverse effect on human health, safety or the environment. Alberta Environment, the regulatory agency with jurisdiction over these matters in Alberta, has confirmed that a remediation strategy is required. Global has engaged a third party international environmental consulting firm to further evaluate the extent of the contamination and assist Global and Alberta Environment in developing a remediation strategy.

Based on the data available as of July 2003, Global's environmental consultant proposed a remediation strategy to prevent further offsite contaminant migration and to capture and remediate existing soil and groundwater contamination. Based on this strategy, Global has proposed a remediation program to Alberta Environment regarding the Bassano site and currently estimates that total costs for implementing and operating the remediation system for a period of ten years to be approximately Cdn.$1.2 million to Cdn.$1.4 million.

Global's consultant acknowledges that there are a number of uncertainties associated with the contamination at the Bassano facility, and the cost estimates are based on a number of key assumptions. If Alberta Environment promulgates remedial standards or guidelines for the suspected environmental contaminants in the future, Alberta Environment may require Global to remediate to such standards or guidelines (which could be more difficult and expensive). The proposed remedial system may not be accepted by Alberta Environment or other parties, and/or remediation may be required for more than ten years, both of which could significantly increase the cost of the remediation.

The remediation cost estimate provided above does not include costs that Global may incur for legal fees or for administrative expenses in connection with the remediation activities. As noted above, there are numerous uncertainties associated with environmental liabilities and no assurances can be given that Global's consultant's estimate of any environmental liability will not increase or decrease in the future. The uncertainties relate to the difficulty of estimating the ultimate cost of any remediation that may be undertaken, including the lateral and vertical extent of the contamination, any additional operating costs associated with remedial measures, the duration of any remediation required, the amount of consultants' or legal fees that may be incurred and any regulatory requirements that may be imposed by Alberta Environment.

Our products use inherently dangerous, flammable fuels, operate at high temperatures and use corrosive carbonate material, each of which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Hydrogen is typically generated from gaseous and liquid fuels that are also flammable and dangerous, such as propane, natural gas or methane, in a process known as reforming. Natural gas and propane could leak into a residence or commercial location and combust if ignited by another source. In addition, our Direct FuelCell and SOFC products operate at high temperatures and our Direct FuelCell products use corrosive carbonate material, which could expose us to potential liability claims. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our Direct FuelCell and SOFC products. In addition, we might be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

We are subject to risks inherent in international operations.

Since we plan to market our Direct FuelCell and SOFC products both inside and outside the United States and Canada, our success depends, in part, on our ability to secure international customers and our ability to manufacture products that meet foreign regulatory and commercial requirements in target markets. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. In addition, we are subject to tariff regulations and requirements for export licenses, particularly with respect to the export of some of our technologies. We face numerous challenges in our international expansion, including unexpected changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws.

We have large and influential stockholders.

As of the date of the combination, MTU owned approximately 5.8% of our outstanding common stock (based upon the number of shares of our common stock outstanding following the combination).  Loeb Investors Co. LXXV and Warren Bagatelle (a managing director of an affiliate of Loeb Investors Co. LXXV) collectively owned approximately 2.4% of our outstanding common stock as of the date of the combination (based upon the number of shares of our common stock outstanding following the combination). James Gerson owned approximately 2.8% of our outstanding common stock as of the date of the combination (based upon the number of shares of our common stock outstanding following the combination). These ownership levels could make it difficult for a third party to acquire our common stock or have input into the decisions made by our board of directors, which include Michael Bode (Chief Executive Officer of MTU CFC Solutions GmbH), Warren Bagatelle, Thomas Kempner (Chairman and Chief Executive Officer of an affiliate of Loeb Investors Co. LXXV) and James Gerson. MTU is also a licensee of our technology and a purchaser of our Direct FuelCell products. Therefore, it may be in MTU's interest to possess substantial influence over matters concerning our overall strategy and technological and commercial development. In addition, MTU's ownership interest could raise a conflict of interest if MTU is experimenting with competing technologies for its own products.

Our stock price has been and could remain volatile.

The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

  failure to meet our product development and commercialization milestones;

  variations in our quarterly operating results from the expectations of securities analysts or investors;

  downward revisions in securities analysts' estimates or changes in general market conditions;

  announcements of technological innovations or new products or services by us or our competitors;

  announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  additions or departures of key personnel;

  investor perception of our industry or our prospects;

  insider selling or buying;

  demand for our common stock; and

  general technological or economic trends.

In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If we became involved in securities class action litigation in the future, it could result in substantial costs and diversion of management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

Provisions of Delaware and Connecticut law and of our charter and by-laws may make a takeover more difficult.

Provisions in our certificate of incorporation and by-laws and in Delaware and Connecticut corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors.

The rights of the Global Series 2 Preferred Shares could negatively impact the combined company.

Following the combination, the Global Series 2 Preferred Shares remained outstanding in Global as a subsidiary of FuelCell. The terms of the Global Series 2 Preferred Shares provide rights to the holder, Enbridge Inc., including dividend and conversion rights among others, that could negatively impact our company. For example, the terms of the Global Series 2 Preferred Shares provide that the holders are entitled to receive cumulative dividends for each calendar quarter for so long as such shares are outstanding. Assuming the exchange rate for Canadian dollars is Cdn.$1.3104 to U.S.$1.00 at the time of the applicable dividend payment date, we could be required to pay a preferred dividend of approximately $238,477 per calendar quarter, subject to reduction in accordance with the terms of the Global Series 2 Preferred Shares. The terms of the Global Series 2 Preferred Shares also require that the holder be paid any accrued and unpaid dividends on December 31, 2010. To the extent that there is a significant amount of accrued dividends that are unpaid as of December 31, 2010 and we do not have sufficient working capital at that time to pay the accrued dividends, our financial condition could be adversely affected.

Upon the completion of the combination, we agreed to guarantee Global's dividend obligations, including paying a minimum of Cdn.$500,000 in cash annually to Enbridge for so long as Enbridge holds the Global Series 2 Preferred Shares.

As a result of the combination, we are required to issue common stock to the holder of the Global Series 2 Preferred Shares if and when the holder exercises its conversion rights. The number of shares of common stock that we may issue upon conversion could be significant and dilutive to our existing stockholders. For example, assuming the holder of the Global Series 2 Preferred Shares exercises its conversion rights after July 31, 2020, the exchange rate for Canadian dollars is Cdn.$1.3104 to U.S.$1.00 at the time of such conversion and our common stock price is $14.62 at the time of such conversion, we would be required to issue approximately 1,373,615 shares of our common stock. For additional information about the rights of the Global Series 2 Preferred Shares, please see "--Description of the Combination-- Mechanics for Implementing the Combination and Description of Exchangeable Shares --The Plan of Arrangement" in the Joint Management Information Circular and Proxy Statement filed by us with the Commission on Schedule 14A on October 6, 2003, which additional information is incorporated by reference herein.

Since the Global Series 2 Preferred Shares remain outstanding in Global, Global is not a wholly-owned subsidiary of FuelCell and we may not be able to take actions that would be adverse to the holder of the Global Series 2 Preferred Shares without approval of the holder thereof. In addition, to the extent that the terms of the Global Series 2 Preferred Shares restrict Global's ability to pay dividends or make other distributions to other common shareholders of Global, our ability to distribute cash from Global to FuelCell may be limited. For example, without the consent of the holder of the Global Series 2 Preferred Shares, Global is restricted from paying dividends to any other shareholders unless all required dividends have been paid, or set apart, up to the applicable dividend payment date for the Global Series 2 Preferred Shares.

We expect to have significant non-recurring costs arising out of the combination.

We presently expect to incur significant costs to streamline the combined company's business, reduce excess capacity and eliminate redundant operations. In addition, we may incur costs to the extent we choose to terminate, renegotiate or amend any of Global's existing obligations as part of the post-closing integration of the companies. Accordingly, we believe we may incur charges to operations, which are not currently reasonably estimable, in periods following the combination to reflect costs associated with integrating and streamlining the businesses and operations of FuelCell and Global. There can be no assurance that the costs associated with streamlining the business, reducing excess capacity and eliminating redundant operations will not exceed those projected, and we cannot assure you that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the combination.

Distributions from Global to FuelCell may be subject to Canadian withholding taxes and we may be subject to U.S. federal income taxation on Global's earnings, if any, before receiving distributions from Global attributable to such earnings.

Under the U.S.-Canada income tax treaty, in general, dividends payable from a Canadian corporation to a U.S. corporate shareholder owning 10% or more of the Canadian corporation generally are subject to 5% Canadian withholding tax.

In general, if a U.S. person, directly or indirectly, holds a 10% or greater equity interest in a non-U.S. entity that is treated as a corporation for U.S. federal income tax purposes and, together with other U.S. persons who own 10% or more of the non-U.S. entity, hold more than 50% of the outstanding equity of the non-U.S. entity, measured by vote or value, the non-U.S. entity will be treated as a "controlled foreign corporation" with respect to such U.S. persons. Following the combination, we own more than 50% of the outstanding equity of Global, and, therefore, Global is a controlled foreign corporation with respect to us. As a result, we could be required to include in our income for U.S. federal income tax purposes on a current basis all or a portion of our share of the undistributed "earnings and profits," as determined for such purposes, of Global, depending on Global's sources of income and other considerations. In general, we must include our share of undistributed earnings and profits of Global where the earnings and profits are attributable to Global's "subpart F income," which generally is income from passive and certain other sources, or are invested by Global in "U.S. property," as determined for U.S. federal income tax purposes.

We depend on relationships with strategic partners, and the terms and enforceability of many of these relationships are not certain.

We have entered into relationships with strategic partners for design, product development and distribution of our existing products, and products under development, some of which may not have been documented by a definitive agreement. Where definitive agreements govern the relationships between us and our respective partners, the terms and conditions of many of these agreements allow for termination by the partners. Termination of any of these agreements could adversely affect our ability to design, develop and distribute these products to the marketplace. In many cases, these strategic relationships are governed by a memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship.

Adverse market conditions related to Global's thermoelectric generators may impact future revenue and profits.

Demand for Global's thermoelectric generators depends primarily on the level of spending by oil and natural gas companies for gas exploration and development activities and on the level of gas pipeline construction activity. These activity levels are directly affected by fluctuations in world energy prices, world supply and demand for oil and natural gas and government regulations in Canada, the United States and internationally, all of which are beyond our and our customers' control. Reduced levels of activity in the oil and natural gas industry can intensify competition and result in lower revenue and operating profit margin.

The combination is expected to result in benefits to us, but we may not realize those benefits due to challenges associated with integrating FuelCell and Global.

The success of the combination will be dependent in large part on the success of our management in integrating the operations, technologies and personnel of FuelCell and Global.  The failure of the combined company to meet the challenges involved in successfully integrating the operations of FuelCell and Global or otherwise to realize any of the anticipated benefits of the combination, including anticipated cost savings, could seriously harm the results of operations of the combined company. In addition, the overall integration of FuelCell and Global may result in unanticipated operations problems, expenses and liabilities and diversion of management's attention. The challenges involved in this integration include the following:

  integrating successfully FuelCell and Global's operations, technologies, products and services;

  coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;

  demonstrating to the customers of FuelCell and Global that the combination will not result in adverse changes in business focus;

  coordinating and rationalizing research and development activities to enhance introduction of new products and technologies with reduced cost;

  preserving distribution, marketing or other important relationships of both FuelCell and Global and resolving potential conflicts that may arise;

  assimilating the personnel of FuelCell and Global and persuading employees that the business cultures of FuelCell and Global are compatible;

  maintaining employee morale and motivation, particularly given recent cost reduction initiatives undertaken by FuelCell and Global, and retaining key employees; and

  reducing the costs associated with FuelCell and Global's operations.

We may not be able to successfully integrate the operations of FuelCell and Global in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of the combination to the extent or in the timeframe anticipated. The anticipated benefits and synergies include cost savings associated with anticipated restructuring efforts and other operational efficiencies, greater economies of scale and revenue enhancement opportunities. In addition, we anticipate that Global's cash reserves will provide the combined company with an increased ability to fund development and operations. However, these anticipated benefits and synergies are based on assumptions, not actual experience, and assume a successful integration. Our ability to realize these benefits and synergies could be adversely impacted to the extent that FuelCell's or Global's relationships with existing or potential customers, suppliers or strategic partners is adversely affected as a consequence of the combination, or by practical or legal constraints on our ability to combine operations or implement workforce reductions.

Our operating results may suffer as a result of purchase accounting treatment and the impact of amortization of intangible assets relating to the combination.

We have accounted for the combination using the purchase method of accounting under U.S. GAAP. Under purchase accounting, we recorded the market value of our common stock issued in connection with the combination, the fair value of Global stock options assumed by us in the combination, the fair value of the Global Series 2 Preferred Shares that remained outstanding and the amount of direct transaction costs as the cost of acquiring the business of Global. We allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable finite life intangible assets such as acquired backlog and customer relationships based on their respective fair values. Intangible assets will be amortized over the useful life of the asset, as determined by management. As a result, purchase accounting treatment of the combination may increase our net loss in the foreseeable future, which could have an adverse effect on the market value of our common stock.

In addition, we believe the combined company may incur charges to operations, which are not currently reasonably estimable, in future periods, to reflect costs associated with integrating the operations of FuelCell and Global. It is possible that the combined company will incur additional material charges in future periods to reflect additional costs associated with the combination.

Future sales of substantial amounts of our common stock or exchangeable shares and the dilution associated with the combination could affect the market price of our common stock.

Future sales of substantial amounts of our common stock or exchangeable shares into the public market, including shares of our common stock issued upon exercise of options and warrants, or perceptions that those sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future.

Pursuant to the terms of the combination agreement, we:

  issued an aggregate of approximately 8,150,000 shares of our common stock and exchangeable shares to the former holders of Global common shares, which shares are freely tradable unless they are held by affiliates of Global or FuelCell;

  assumed all outstanding options to purchase Global common shares (which, after the combination, represented options to purchase approximately 357,000 shares of our common stock); and

  assumed the obligation to issue our shares upon the conversion of the outstanding Global Series 2 Preferred Shares.

The issuance of these shares of FuelCell common stock and exchangeable shares may have a dilutive effect and hence decrease the market price of the shares of our common stock.

In addition, as of the date of the combination, approximately 7,498,482 shares of our common stock were required to be reserved for issuance under our other stock option and benefit plans and 2,140,000 shares of our common stock were required to be reserved for issuance pursuant to outstanding warrants. As of the date of the combination, approximately 5,343,516 options to purchase shares of our common stock were issued and outstanding under our other stock option plans, of which approximately 3,340,453 options to purchase shares had vested. The outstanding warrants to purchase 2,140,000 shares of our common stock have not yet vested.

Our future operating results may fluctuate, which could result in a lower price for our common stock.

The market price of our common stock may decline below currently prevailing levels. The market price of our common stock may be adversely affected by numerous factors, including:

  actual or anticipated fluctuations in our operating results;

  changes in financial estimates by securities analysts; and

  general market conditions and other factors.

Our future operating results may fluctuate significantly depending upon a number of factors, including general industry conditions.

FORWARD LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "approximates," "believes," "estimates," "intends," and "hopes" and variations of such words and similar expressions are intended to identify such forward-looking statements. We intend such forward-looking statements, all of which are qualified by this statement, to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under "Risk Factors."  The forward-looking statements contained or incorporated by reference in this prospectus include, among others, statements about:

  the development and commercialization schedule for our fuel cell technology and products;

  future funding under government research and development contracts;

  the expected cost competitiveness of our fuel cell technology and products;

  our intellectual property;

  the timing and availability of our products;

  the power industry and the distributed generation market;

  our business strategy;

  general economic conditions in the power industry and our target markets; and

  expected benefits of the combination.

Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

WHERE YOU CAN FIND MORE INFORMATION

            We have filed with the SEC a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC.  We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file reports, proxy statements, information statements and other information with the SEC. You may inspect and copy this information (at prescribed rates) at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  You may call the SEC at 1-800-SEC-0330 for more information about its public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other information regarding issuers, like us, that file electronically with the SEC.  Our SEC filings are also available at the office of The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at The Nasdaq National Market, call (212) 656-5060.

            The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

  Our annual report on Form 10-K for the fiscal year ended October 31, 2002.

  Our annual report on Form 10-K/A for the fiscal year ended October 31, 2002, filed with the Commission on September 26, 2003.

  Our quarterly report on Form 10-Q for the quarter ended January 31, 2003.

  Our quarterly report on Form 10-Q for the quarter ended April 30, 2003.

  Our quarterly report on Form 10-Q for the quarter ended July 31, 2003.

  Our current report on Form 8-K filed on May 1, 2003.

  Our current report on Form 8-K filed on June 3, 2003.

  Our current report on Form 8-K filed on August 5, 2003.

  Our current report on Form 8-K filed on September 9, 2003.

  Our current report on Form 8-K filed on November 4, 2003.

  Our definitive proxy statement dated February 14, 2003, filed in connection with our 2003 annual meeting of shareholders.

  The consolidated balance sheet of Global Thermoelectric Inc. as at December 31, 2002 and the consolidated statements of operations and accumulated deficit and cash flows for the year then ended, the consolidated balance sheet of Global Thermoelectric Inc. as at June 30, 2003 and the consolidated statements of operations and accumulated deficit and cash flows for the six months ended June 30, 2003 and the Unaudited Pro Forma Condensed Combined Balance Sheet of FuelCell Energy, Inc. as of July 31, 2003 and the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended October 31, 2002 and for the nine months ended July 31, 2003, all as contained in the Joint Management Information Circular and Proxy Statement that we filed with the Securities and Exchange Commission on Schedule 14A on October 6, 2003.

  The description of our common stock contained in our registration statement on Form 8-A, dated June 6, 2000, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock.

  All of the filings pursuant to the Securities Exchange Act of 1934 after the date of filing the original registration statement and prior to the effectiveness of the registration statement.

            All documents which we subsequently file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents.

            We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference but not delivered with this prospectus). You should direct requests for these documents to Jerry D. Leitman, FuelCell Energy, Inc., 3 Great Pasture Road, Danbury, Connecticut 06813. The telephone number is (203) 825-6000.

 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

In connection with the combination, we agreed to register for resale shares of our common stock that are issuable, from time to time, upon conversion of the Series 2 Preferred Shares, to persons that were affiliates (other than officers and directors) of Global prior to completion of the combination.  We also agreed to use commercially reasonable efforts to maintain the effectiveness of the registration statement for so long as any shares of the selling stockholders are subject to the resale restrictions of Rule 145 under the Securities Act.

Our registration of the shares of our common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.  In addition, our registration of the shares of our common stock included herein does not necessarily mean that the selling stockholders named herein were, in fact, affiliates of Global prior completion of the combination.

The following table sets forth certain information regarding the beneficial ownership of our common stock by the selling stockholders upon consummation of the combination.

The information provided in the table below with respect to the selling stockholders has been obtained from the selling stockholders, from management of Global and from other sources.  Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us.  Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering.  In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which information regarding the shares of common stock beneficially owned by them was provided to us, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934.  Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.

	Number of Shares	Shares Being	Percentage of Class
Selling Stockholder	Beneficially Owned	Offered	Following the Offering

Enbridge Inc.	225,286 (1)	225,286	*

*	Less than 1% of the outstanding common stock.
(1)

Includes 225,286 shares of FuelCell common stock beneficially owned by the selling stockholder.  Such shares are issuable upon the conversion of 1,000,000 Series 2 Preferred Shares beneficially owned by the selling stockholder that were issued by Global Thermoelectric Inc., a consolidated subsidiary of FuelCell.  The number of shares of FuelCell common stock that may be issued upon the conversion of the Series 2 Preferred Shares depends upon when the Series 2 Preferred Shares are converted and, in the case of conversions occurring after July 31, 2020, the Canadian to U.S. dollar exchange rate and the market price of FuelCell's common stock at the time of conversion.  For purposes of determining the number of shares of FuelCell common stock that may be issued upon the conversion of the Series 2 Preferred Shares for purposes of this prospectus, it has been assumed that the Series 2 Preferred Shares will be converted prior to July 31, 2005.  For more information regarding the conversion of the Series 2 Preferred Shares, please see "Plan of Distribution." On July 31, 2000, Global entered into a strategic alliance with Enbridge for the supply of natural gas-fuelled fuel cell products suitable for the on-site supply of electric power and heating to homes. Under the terms of the alliance, Global issued the Series 2 Preferred Shares to Enbridge for gross proceeds of Cdn.$25,000,000 which was used to fund technology, design and product development work. Enbridge has exclusive distribution rights in Canada to the resulting residential fuel cell products. Under the terms of a joint development agreement, Enbridge will provide input into product designs and assist with regulatory and certification issues relating to the launch of related commercial products.  In connection with the combination, Enbridge received the right to designate one member of the Company's Board of Directors.

As explained below under "Plan of Distribution," we have agreed to bear all expenses of the registration statement of which this prospectus is a part.

PLAN OF DISTRIBUTION

This prospectus may be used in connection with the resale, from time to time, of up to 225,286 shares of our common stock by the selling stockholders.  The 225,286 shares of our common stock that may be sold by the selling stockholders hereunder may be issued upon the conversion of 1,000,000 shares of Series 2 Preferred Stock issued by Global.  As described below, the number of shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares depends upon when the Series 2 Preferred Shares are converted and, in the case of conversions occurring after July 31, 2020, the Canadian to U.S. dollar exchange rate and the market price of our common stock at the time of conversion.

The Series 2 Preferred Shares may be converted into shares of our common stock at the following "conversion prices":

  Cdn.$110.97 per share of our common stock until July 31, 2005;

  Cdn.$ 120.22 per share of our common stock after July 31, 2005 until July 31, 2010;

  Cdn.$129.46 per share of our common stock after July 31, 2010 until July 31, 2015;

  Cdn.$138.71 per share of our common stock after July 31, 2015 until July 31, 2020; or

  at any time after July 31, 2020, the price equal to 95% of the then current market price (converted to Cdn.$ at the time of such calculation) of shares of our common stock at the time of conversion.

            The foregoing "conversion prices" are subject to adjustment as provided in Global's articles for certain subsequent events.  As illustrated below, the number of shares of our common stock issuable upon conversion of the Global Series 2 Preferred Shares after July 31, 2020 may be significantly greater than the number of shares issuable prior to that time.

The following examples illustrate the number of shares of our common stock that we will be required to issue to the holders of the Global Series 2 Preferred Shares if and when the holders exercise their conversion rights pursuant to the terms of the Global Series 2 Preferred Shares.  The following examples are based upon Cdn.$25,000,000 of Series 2 Preferred Shares outstanding and assume that all accrued dividends on the Global Series 2 Preferred Shares have been paid through the time of the conversion and, in the case of conversions occurring after July 31, 2020, assume that the exchange rate for Canadian dollars is Cdn.$1.3104 to U.S.$1.00 at the time of the conversion:

  if the Global Series 2 Preferred Shares convert prior to July 31, 2005, we would be required to issue approximately 225,286 shares of our common stock;

  if the Global Series 2 Preferred Shares convert after July 31, 2005, but prior to July 31, 2010, we would be required to issue approximately 207,952 shares of our common stock;

  if the Global Series 2 Preferred Shares convert after July 31, 2010, but prior to July 31, 2015, we would be required to issue approximately 193,110 shares of our common stock;

  if the Global Series 2 Preferred Shares convert after July 31, 2015, but prior to July 31, 2020, we would be required to issue approximately 180,232 shares of our common stock; and

  if the Global Series 2 Preferred Shares convert any time after July 31, 2020, assuming our common stock price is U.S.$14.62 at the time of conversion, we would be required to issue approximately 1,373,615 shares of our common stock.

            This prospectus covers a total of 225,286 shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares.  As set forth above, the number of shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares depends upon when the Series 2 Preferred Shares are converted (and, in the case of conversions occurring at any time after July 31, 2020, the Canadian to U.S. dollar exchange rate and the market price of our common stock at the time of conversion).  For purposes of determining the number of shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares for purposes of this prospectus, we have assumed that the Series 2 Preferred Shares will be converted prior to July 31, 2005.  If the Series 2 Preferred Shares are converted at a different time, then the number of shares of our common stock that may be issued upon the conversion of the Series 2 Preferred Shares will be greater than or less than 225,286.

            For additional information regarding the conversion rights of the Global Series 2 Preferred Shares, please see "--Description of the Combination-- Mechanics for Implementing the Combination and Description of Exchangeable Shares --The Plan of Arrangement" in the Joint Management Information Circular and Proxy Statement that we filed with the Commission on Schedule 14A on October 6, 2003, which additional information is incorporated by reference herein.

The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.  As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer.  Upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell shares, a supplement to this prospectus, if required, will be filed.  The selling stockholders may offer their shares of common stock in one or more of the following transactions:

  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

  in the over-the-counter market;

  in negotiated transactions other than on such exchanges;

  by pledge to secure debts and other obligations;

  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

  in a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders.  Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents.  The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933.  Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

Any shares covered by this prospectus that qualify for sale pursuant to Rule 145 under the Securities Act of 1933 may be sold under Rule 145 rather than pursuant to this prospectus.  The selling stockholders may chose not to sell all of the shares they hold.  The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution.  In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person.  These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

All expenses of this registration will be paid by us.  These expenses include the SEC's filing fees, accountants' fees and expenses, legal fees and expenses and printing costs.

LEGAL MATTERS

Robinson & Cole LLP, Stamford, Connecticut, has opined on the validity of the shares of our common stock being offered pursuant to this prospectus.

EXPERTS

The financial statements that are incorporated in this prospectus by reference to the Annual Report on Form 10-K of FuelCell Energy, Inc. for the year ended October 31, 2002, as filed with the Securities and Exchange Commission on January 24, 2003, and the Annual Report of FuelCell Energy, Inc. on Form 10-K/A for the year ended October 31, 2002, as filed with the Securities and Exchange Commission on September 26, 2003, have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Global Thermoelectric Inc. as of December 31, 2002 and for the year then ended that are incorporated in this Registration Statement by reference to the Joint Management Information Circular and Proxy Statement filed by FuelCell on Schedule 14A on October 6, 2003 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.